SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Sohu.com Inc.

(Name of issuer)

    Common Stock, $.001 par value

(Title of Class of Securities)

    83408W103

(CUSIP Number)

    Timothy B. Bancroft

Goulston & Storrs, P.C.

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 482-1776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 4, 2005; August 8, 2005; August 9, 2005; August 4, 2006, May 9, 2007; May 10, 2007, and May 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO. 83408W103	13D	PAGE 2 OF 7 PAGES

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 682,000
	8.	SHARED VOTING POWER 8,037,000
	9.	SOLE DISPOSITIVE POWER 682,000
	10.	SHARED DISPOSITIVE POWER 8,037,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,719,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 83408W103	13D	PAGE 3 OF 7 PAGES

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang with the Securities and Exchange Commission on June 16, 2004. The original Schedule 13D of Dr. Zhang is hereinafter referred to as the “Initial Statement.”

Item 1.	Security and Issuer.

Item 1 of the Initial Statement is amended and restated to read in its entirety as follows:

The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the “Common Stock”), of Sohu.com Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at Level 12, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

Item 2.	Identity and Background.

The first, second, and third paragraphs of Item 2 of the Initial Statement are amended and restated to read in their entirety as follows:

This statement is filed by Dr. Charles Zhang, who is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Issuer is a China-based online media, communications, search, online games and mobile value-added services company.

Dr. Zhang’s business address is c/o Sohu.com Inc. at Level 12, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

As disclosed in the Initial Statement, Dr. Zhang was a party to the Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement dated October 18, 1999. The agreement has terminated pursuant to its terms and, as a result, Dr. Zhang no longer shares voting power with other parties to the agreement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented as follows:

On August 4, 2005, Dr. Zhang exercised an option for the purchase of 27,344 shares of Common Stock at an exercise price of $1.81 per share. Such option exercise was reported on a Form 4 initially filed by Dr. Zhang on August 8, 2005 and amended on August 12, 2005. Dr. Zhang funded the purchase with his personal funds.

On August 9, 2005, Dr. Zhang exercised options for the purchase of (i) 74,375 shares of Common Stock at an exercise price of $0.95 per share and (ii) 31,250 shares of Common Stock at an exercise price of $8.39 per share. Dr. Zhang funded the purchases with his personal funds.

CUSIP NO. 83408W103	13D	PAGE 4 OF 7 PAGES

Dr. Zhang is one of the Directors of Photon Group Limited, a British Virgin Islands corporation (“Photon”), and may be deemed to beneficially own an aggregate of 8,037,000 shares of Common Stock beneficially owned by Photon. Dr. Zhang disclaims beneficial ownership of all such shares. The following are transactions by Photon in shares of Common Stock that have occurred since the filing of the Initial Statement:

Dr. Zhang pledged 1,200,000 shares to Credit Suisse First Boston pursuant to a variable pre-paid forward sales contract dated August 4, 2003 (the “2003 Contract”). On August 4, 2006, Dr. Zhang assigned the 2003 Contract to Photon. Photon transferred all of such shares to Credit Suisse, as successor to Credit Suisse First Boston, on August 4, 2006 in settlement of the 2003 Contract.

On August 4, 2005, Photon purchased on the open market (i) 25,000 shares of Common Stock at a purchase price of $18.54 per share and (ii) 25,000 shares of Common Stock at a purchase price of $18.50 per share.

On August 8, 2005, Photon purchased on the open market (i) 20,000 shares of Common Stock at a purchase price of $19.5317 per share, (ii) 40,000 shares of Common Stock at a purchase price of $18.9686 per share, and (iii) 40,000 shares of Common Stock at a purchase price of $19.1738 per share.

On May 9, 2007, Photon purchased on the open market 80,000 shares of Common Stock at a purchase price of $24.7560 per share. On May 10, 2007, Photon purchased on the open market 40,000 shares of Common Stock at a purchase price of $24.6347 per share.

On May 7, 2008, Photon pledged 1,300,000 shares of Common Stock to Credit Suisse pursuant to a variable pre-paid forward contract (the “2008 Contract”) maturing May 9, 2011 under which Photon received consideration of $75.8585 per share. Depending on the average market price of the Common Stock for the ten days preceding May 9, 2011, Photon may receive additional consideration under the 2008 Contract and some or all of such shares may be transferred to Credit Suisse in settlement of the contract. Before any of such shares are transferred to Credit Suisse in settlement of the 2008 Contract, all of such shares may be deemed to be beneficially owned by Photon.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Dr. Zhang exercised options on August 4, 2005 and August 9, 2005, respectively, for the purchase of an aggregate of 132,969 shares of Common Stock for investment purposes.

Photon purchased an aggregate of 270,000 shares of Common Stock on August 4, 2005, August 8, 2005, May 9, 2007 and May 10, 2007, respectively, for investment purposes.

Except as described in Item 3 with respect to the 2008 Contract, Dr. Zhang has no plans or proposals with respect to the Common Stock. However, it should be noted that the possible activities of Dr. Zhang are subject to change at any time and from time to time.

CUSIP NO. 83408W103	13D	PAGE 5 OF 7 PAGES

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Dr. Zhang beneficially owns or may be deemed to beneficially own 8,719,000 shares of Common Stock of the Company1.

Percent of Class: 23.0%

The foregoing percentage is calculated based on 37,766,593 shares of Common Stock outstanding as of January 31, 2010 as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and filed with the SEC on February 26, 2010.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

682,0002 Shares

(ii)	shared power to vote or to direct the vote:

8,037,000 Shares3

(iii)	sole power to dispose or to direct the disposition of:

682,0004 Shares

(iv)	shared power to dispose or to direct the disposition of:

8,037,000 Shares5

[1]

Includes (i) 576,562 shares held of record by Dr. Zhang, (ii) 87,438 shares of Common Stock issuable upon the exercise of stock options held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment, (iii) 18,000 shares of Common Stock issuable upon settlement of restricted share units held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment, and (iv) 8,037,000 shares of Common Stock beneficially owned by Photon, including 1,300,000 shares of Common Stock pledged by Photon to Credit Suisse pursuant to the 2008 Contract. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own such 8,037,000 shares. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such shares. Dr. Zhang disclaims beneficial ownership of such 8,037,000 shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

[2]

Includes (i) 576,562 shares held of record by Dr. Zhang, (ii) 87,438 shares issuable upon the exercise of stock options held by Dr. Zhang that are vested or that will vest within 60 days following the date of this Amendment, and (iii) 18,000 shares of Common Stock issuable upon settlement of restricted share units held by Dr. Zhang that are vested or will vest within 60 days following the date of this Amendment.

[3]	See Footnote 1
[4]	See Footnote 2.
[5]	See Footnote 1

CUSIP NO. 83408W103	13D	PAGE 6 OF 7 PAGES

(c)	The following transactions have been effected during the past 60 days:

None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

On May 7, 2008, Photon entered into a variable pre-paid forward contract (the “2008 Contract”) with Credit Suisse pursuant to which it pledged 1,300,000 shares of Common Stock to Credit Suisse and received consideration of $75.8585 per share. Depending on the average market price of the Common Stock for the ten days preceding the 2008 Contract’s maturity date of May 9, 2011, Photon may receive additional consideration under the 2008 Contract and some or all of such shares may be transferred to Credit Suisse in settlement of the contract. Before any of such shares are transferred to Credit Suisse in settlement of the 2008 Contract, all of such shares may be deemed to be beneficially owned by Photon. Dr. Zhang is one of the Directors of Photon and may also be deemed to beneficially own such shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 to the Initial Statement is hereby deleted in its entirety and Item 7 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

None.

CUSIP NO. 83408W103	13D	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2010

/S/ CHARLES ZHANG
Charles Zhang